                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*

                        Sunset Financial Resources, Inc.
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                                (Name of Issuer)

                      Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   867708109
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                                 (CUSIP Number)

                                Arthur D. Lipson
                             Western Investment L L C
                       2855 East Cottonwood Parkway, Ste. 110
                             Salt Lake City, UT 84121
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 07, 2005
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [  ].

CUSIP No.  - 867708109

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         Western Investment L L C

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d)  [  ]
        OR 2(e)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Incorporated in Delaware

NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   562,800 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                562,800 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        (See Item 5) 562,800 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.4%

14      TYPE OF REPORTING PERSON*
        OO

* * * * * * * *

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ARTHUR D. LIPSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) [  ]
      OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    562,800
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 562,800
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 562,800

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES* [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.4%

14     TYPE OF REPORTING PERSON*
 IN

* * * * * * * *

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT HEDGED PARTNERS LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) [  ]
        OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     162,500
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  162,500
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         162,500

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES* [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.6%

14      TYPE OF REPORTING PERSON*
         PN

* * * * * * * *

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT INSTITUTIONAL PARTNERS L L C

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) [  ]
      OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     354,600
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  354,600
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        354,600

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES* [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.4%

14     TYPE OF REPORTING PERSON*
        OO

* * * * * * * *

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT ACTIVISM PARTNERS L L C

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) [  ]
      OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     45,700
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  45,700
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        45,700

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES* [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.4%

14     TYPE OF REPORTING PERSON*
        OO

ITEM 1.   SECURITY AND ISSUER

This statement relates to shares of the Common Stock, par value $.001 (the
"Shares"), of Sunset Financial Resources, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 10245 Centurion Parkway,
Third Floor, Jacksonville, Florida 32256

ITEM 2.   IDENTITY AND BACKGROUND

(a) This statement is filed by Western Investment L L C, a Delaware limited liability company ("WILLC"), Arthur D. Lipson, Western Investment Hedged
Partners LP, a Delaware limited partnership ("WIHP"), Western Investment
Institutional Partners L L C, a Delaware limited liability company ("WIIP"), and Western Investment Activism Partners L L C ("WIAP"), a Delaware limited liability company.  Each of the foregoing is referred to as a "Reporting
Person" and collectively as the "Reporting Persons."

WILLC has sole voting and investment power over WIHP's, WIIP's, and WIAP's security holdings and Mr. Lipson, in his role as the managing member of
WILLC, controls WILLC's voting and investment decisions.

(b) The principal business address of each Reporting Person is 2855 East
Cottonwood Parkway, Suite 110; Salt Lake City, UT 84121

(c) The principal business of WILLC is acting as the general partner and managing member of WIHP, WIIP and WIAP. The principal occupation of
Arthur D. Lipson is acting as managing member of WILLC. The principal business of WIHP, WIIP and WIAP is the business of acquiring, holding and disposing of investments in various companies.

(d)  No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Lipson is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 562,800 Shares beneficially owned by
WILLC is $5,959,390.39.  The Shares beneficially owned by WILLC were acquired with investment funds.

ITEM 4.   PURPOSE OF TRANSACTION

The Reporting Persons purchased the Shares based on the Reporting Persons'
belief that the Shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting
Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management and the Board of Directors of the
Issuer concerning the business, operations and future plans of the Issuer.
Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the
Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, communicating with other shareholders regarding the company, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a)  The aggregate percentage of Shares reported owned by each person named herein is based upon 10,450,000 Shares outstanding as of November 9, 2004, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange
Commission on November 10, 2004.

As of the close of business on March 16, 2005, WIHP, WIIP and WIAP beneficially owned 162,500, 354,600 and 45,700 Shares, respectively, representing 1.6%, 3.4% and .4%, respectively, of the Shares outstanding.
WILLC beneficially owned 562,800 Shares, constituting approximately 5.4%
of the Shares outstanding.

As the general partner or managing member, as the case may be, of WIHP,
WIIP and WIAP, WILLC may be deemed to beneficially own the 562,800 Shares beneficially owned in the aggregate by WIHP, WIIP and WIAP.  As the managing member of WILLC, Mr. Lipson may be deeemd to beneficially own the 562,800
Shares beneficially owned by WILLC.

(b) Each of the Reporting Persons is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by virtue of their respective positions as described in paragraph (a).

(c) Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
          RESPECT TO SECURITIES OF THE ISSUER

Investment decisions for WIHP, WIIP, and WIAP are made by WILLC.  Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting
Persons and any other person, with respect to the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

1.   Joint Filing Agreement by and among Western Investment L L C,
Arthur D. Lipson, Western Investment Hedged Partners LP, Western Investment
Institutional Partners L L C and Western Investment Activism Partners L L C,
dated March 16, 2005.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            March 16, 2005
                                                 Date

                             WESTERN INVESTMENT L L C

                             By: /s/ Arthur D. Lipson, Sole Member

                             WESTERN INVESTMENT HEDGED PARTNERS LP
                             By: Western Investment L L C,
                             its General Partner

                             By: /s/ Arthur D. Lipson, Managing Member

                             WESTERN INVESTMENT INSTITUTIONAL PARTNERS L L C
                             By: Western Investment L L C,
                             its Managing Member

                             By: /s/ Arthur D. Lipson, Managing Member

                             WESTERN INVESTMENT ACTIVISM PARTNERS L L C
                             By: Western Investment L L C,
                             its Managing Member

                             By: /s/ Arthur D. Lipson, Managing Member

                                  /s/ Arthur D. Lipson
                               ___________________________
                                    ARTHUR D. LIPSON

EXHIBIT A

1.  Joint Filing Agreement by and among Western Investment L L C,
Arthur D. Lipson, Western Investment Hedged Partners LP, Western
Investment Institutional Partners L L C and Western Investment Activism
Partners L L C, dated March 16, 2005. See attached.

                                  SCHEDULE A

           Transaction Code     Quantity      Trade Date   Price
 WIHP      Buy                   62,500        3/04/2005    $9.6500
           Buy                  100,000        3/07/2005    $9.6500

 WIIP      Buy                    1,000        2/22/2005   $9.7600
           Buy                    5,000        2/23/2005   $9.6980
           Buy                   10,000        2/24/2005   $9.5160
           Buy                    1,000        2/25/2005   $9.4600
           Buy                   62,500        3/04/2005   $9.6500

 WIAP      Buy                   10,000        3/04/2005   $9.6300
           Buy                   20,600        3/04/2005   $9.6015
           Buy                   15,100        3/16/2005   $9.4999

EXHIBIT B

                          JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange
Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated March 16, 2005
(including amendments thereto) with respect to the Common Stock of Sunset
Financial Resources, Inc. This Joint Filing Agreement shall be filed as an
Exhibit to such Statement.

Dated: March 16, 2005    WESTERN INVESTMENT L L C

By: /s/ Arthur D. Lipson, Sole Member

WESTERN INVESTMENT HEDGED
PARTNERS LP
By: Western Investment L L C,
       its General Partner

By: /s/ Arthur D. Lipson, Managing Member

WESTERN INVESTMENT
INSTITUTIONAL PARTNERS L L C
By: Western Investment L L C,
       its Managing Member

By: /s/ Arthur D. Lipson, Managing Member

WESTERN INVESTMENT ACTIVISM
PARTNERS L L C
By: Western Investment L L C,
       its Managing Member

By: /s/ Arthur D. Lipson, Managing Member

   /s/ Arthur D. Lipson
      ARTHUR D. LIPSON